UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of February 2004

EDP - Electricidadé de Portugal

Praça Marquês de Pombal, 12
1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, February 6th 2004

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director

Gonçalo Santos
Elisabete Ferreira

Cristina Requicha

Rui Antunes

Tel:  +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site:   www.edp.pt

EDP REACHES FRAMEWORK AGREEMENT WITH ENI FOR THE CONTROL OF PORTUGAL’S NATURAL GAS BUSINESS

In the context of the Resolution of the Council of Ministers 68/2003, of May 10, that establishes a restructuring plan for the Portuguese energy sector, EDP entered into a framework agreement with Eni, S.p.A., establishing the key principles in relation to the integration of the electricity and gas businesses and to the target shareholding structure of GDP, SGPS, SA, which is expected to be held 51% by EDP and 49% by Eni. It is expected that for a transitional period, REN (the Portuguese electricity grid operator) may hold a minority stake in GDP until such time as the unbundling of regulated assets, such as the high-pressure natural gas network, is concluded.

It is expected that the reference value for the purposes of this transaction, which consists in the direct entry of the above mentioned companies into Galp Energia’s natural gas business, including the regulated assets that will be subsequently transferred to REN, will be 1,200 million euros.

The implementation of the transaction assumes that the direct entry of EDP into the natural gas business will be borne by the economic value resulting from its exit from the share capital of Galp Energia, where it currently holds a 14.27% stake, such that no additional investment by EDP is expected.

EDP - Electricidade de Portugal, S.A.	Sede: Praça Marquês de Pombal, 12	1250-162 Lisboa	Portugal
Capital Social: € 3,000,000,000	Matrícula: 1805 da C.R.C. Lisboa	Pessoa Colectiva 500 697 256

EDP and Eni will now initiate negotiations in relation to the final agreements for the structuring of the operation and for the definition of the corporate governance of GDP, with the aim of concluding them by March 31. In any case, the execution of the transaction will be dependent on the approval by the relevant anti-trust authorities.

EDP - ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated February 9, 2004

EDP- Electricidadé de Portugal

	By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer